1168257

# 82- SUBMISSIONS FACING SHEET

**MICROFICHE CONTROL LABEL**

[redacted]

02030523

REGISTRANT'S NAME América Telecom, S. A. de C. V.

*CURRENT ADDRESS "Torre del Bosque"
Blvd. Manuel Avila Camacho No. 24-7 Piso
Colonia Lomas de Chapultepec 11000
Mexico Distrito Federal
Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

P

FILE NO. 82- 5251 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☒ | *AR/S (ANNUAL REPORT)* | ☐ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☑ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:*

*DATE* : 2/4/02

**Information Statement dated November 14, 2001**

**Carso Global Telecom, S.A. de C.V.**

This Information Statement relates to a spin-off (the "Spin-off") in which Carso Global Telecom, S.A. de C.V. ("CGT") will establish a new Mexican corporation, which is expected to be named at the shareholders meeting described below ("Newco"). The Spin-off will be implemented using a procedure under Mexican corporate law called an *escisión*.

The Spin-off is expected to be approved by a majority of holders of CGT common shares (the "Approval Date") at an extraordinary shareholders' meeting to be held on or around November 30, 2001. Newco will exist as a separate corporation beginning on the Approval Date, but Newco shares will not be delivered to shareholders, and will not trade separately from CGT shares, until a distribution date (the "Distribution Date") that will be determined by the Board of Directors of CGT. The Distribution Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Approval Date. The Spin-off will affect CGT shareholders as follows:

- Beginning on the Approval Date, (i) each holder of CGT shares will be deemed to own an equal number of common shares of Newco, (ii) each holder of *certificados de participación ordinaria* ("CPOs") representing CGT shares will also be deemed to own an equal number of common shares of Newco, and (iii) each holder of American Depositary Shares ("ADSs") representing CPOs will also be deemed to own an equal number of common shares of Newco. Newco shares cannot be held or transferred separately until the Distribution Date.
- On the Distribution Date, CGT will distribute common shares of Newco to the holders of CGT shares and to the holders of CPOs as of a specified record date.
- As soon as practicable following the Distribution Date, ADSs, each representing two common shares of Newco, will be delivered to the holders of CGT ADSs as of a specified record date.

No consideration will be paid to CGT or Newco for the Newco shares and Newco ADSs issued as a consequence of the Spin-off. Beginning on the Distribution Date, CGT expects that the Newco common shares will trade on the Mexican Stock Exchange. Admission to listing and trading will be subject to approval.

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**CGT IS NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND CGT A PROXY.**

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**CGT is furnishing this Information Statement solely to provide information to shareholders of CGT, who will receive shares of Newco in the Spin-off. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of CGT or Newco.**

---

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Spin-off of the Newco shares or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense**

CGT has prepared this Information Statement to explain the Spin-off to its shareholders, who will receive shares of Newco as a result of the Spin-off. In accordance with Mexican law, CGT will not conduct any proxy solicitation for the extraordinary shareholders' meeting called to approve the Spin-off.

## TABLE OF CONTENTS



## SHAREHOLDER INQUIRIES

Shareholders of CGT with questions relating to the Spin-off and distribution of the Newco shares and the Newco ADSs should contact CGT at:

"Torre del Bosque"
Blvd. Manuel Ávila Camacho No. 24- 7 Piso
Colonia Lomas de Chapultepec 11000
México Distrito Federal
México
Telephone 5540-9225
Fax 5540-9202

## SUMMARY

*The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.*

**Newco** — Newco, S.A. de C.V., a new Mexican corporation, will be established by CGT to hold CGT's ownership interest in shares of América Móvil.

CGT's interest in América Móvil varies from time to time, generally as a result of purchases of América Móvil shares in the open market. As of the date of this Information Statement, CGT owns 65.7% of the AA Shares, 15.04% of the A Shares and 17.7% of the L Shares of América Móvil, together comprising 61.72% of the voting shares of América Móvil and 30.01% of the total shares.

**CGT** — After the Spin-off, CGT will continue to own its interest in Telmex. CGT's interest in Telmex varies from time to time, generally as a result of purchases of Telmex shares in the open market. As of the date of this Information Statement, CGT owns 69.7% of the AA Shares, 14.5% of the A Shares and 12.5% of the L Shares of Telmex, together comprising 65.88% of the voting shares and 29.85% of the total shares.

**Capital Structure of Newco** — Newco will have one class of common shares, which will have full voting rights. The number of Newco common shares will initially be the same as the number of CGT common shares outstanding on the Approval Date. If the Spin-off had occurred on June 5, 2001, Newco would have had 3,757,264,999 common shares.

**The Spin-off** — The Spin-off will be conducted by means of the procedure under Mexican corporate law called an *escisión* or "split-up". Effective on the Approval Date:

- Newco will be established as a new and separate company, and the shares of América Móvil held by CGT, together with certain related assets of CGT and certain liabilities will be transferred to Newco;
- each owner of CGT common shares will become the owner of an equal number of Newco common shares; and
- CGT shareholders will also continue to own the same number of CGT shares.

**Distribution of the Newco Shares** — For an initial period after the Approval Date, Newco shares will not be separated from CGT shares and may only be owned or traded together with the CGT shares. The Board of Directors of CGT will determine the Distribution Date, on which Newco shares will be distributed to the holders of CGT shares. The Distribution Date will occur when certain regulatory requirements under Mexican law have been satisfied, and in any event not less than 45 days after the Approval Date.

**Distribution of Newco ADSs** — Beginning on the Approval Date, each CGT ADS will also represent the right to receive two Newco common shares.

Newco will arrange with a U.S. depositary bank to issue new ADSs, each representing two Newco common shares. On a date (the "ADS Distribution Date") no earlier than the Distribution Date, each record holder of CGT ADSs will receive an equal number of Newco ADSs.

The U.S. depositary bank for the CGT ADSs will announce the ADS Distribution Date and the date for determining the right to receive Newco ADSs (the "ADS Record Date").

| | |
|---|---|
| **Listing and Trading of Newco Shares** | The Newco shares will not trade separately from CGT shares prior to the Distribution Date. Beginning on the Distribution Date, CGT expects that the Newco shares will trade on the Mexican Stock Exchange. Admission to listing and trading on the Mexican Stock Exchange will be subject to approval. The Newco ADSs will not trade on any exchange or other organized market. |
| **Shareholder Approval of the Spin-off** | The Spin-off requires the affirmative vote of a majority of the aggregate voting power of the outstanding CGT common shares. An extraordinary shareholders' meeting for this purpose is to be held on or around November 30, 2001. The controlling shareholders of CGT intend to vote their shares in favor of the Spin-off, so approval of the Spin-off at the extraordinary meeting is assured without the affirmative vote of any other shareholder. No proxy solicitation will be conducted. |
| **Certain Rights of Shareholders and Creditors** | Under limited circumstances, holders of CGT common shares may have the right to withdraw the capital represented by their shares. In addition, during the 45-day statutory period following the Approval Date, the Spin-off may be challenged in Mexican courts by any creditor of CGT or by any shareholder or group of shareholders representing at least 20% of the capital stock of CGT. We cannot anticipate the consequences of any such challenge. |
| **Certain Tax Consequences** | The Spin-off is not a taxable event for Mexican federal income tax purposes. The Spin-off is a taxable event for U.S. federal income tax purposes that should be treated as having occurred on the Approval Date. CGT has not investigated the possible tax treatment of the Spin-off under the laws of any other jurisdiction. |

## THE SPIN-OFF

### Overview

The Spin-off will establish Newco as a new Mexican corporation, independent of CGT, which will hold the shares of América Móvil that are currently owned by CGT. CGT will continue to own the shares of Telmex and other assets that it currently owns.

Neither CGT nor Newco will own any capital stock of the other. CGT and Newco will initially have the same shareholders, and they will continue to be controlled by the same group of shareholders. See "Controlling Shareholders of Newco". The relationships between the two companies will be limited to agreements relating to the implementation of the Spin-off. See "Certain Relationships between CGT and Newco".

In the Spin-off, each shareholder of CGT will become a shareholder of Newco. However, there will be a statutory period of at least 45 days between the Approval Date, which is the date Newco will be established as a separate company at a CGT shareholders' meeting, and the Distribution Date, which is the date each shareholder will receive shares of Newco that can be held or transferred separately from CGT shares.

The purpose of the Spin-off is to improve the ability of each of CGT and Newco to address the distinct challenges and opportunities it faces. CGT's principal investment will be in Telmex, which is Mexico's leading fixed-line telecommunications operator, including Internet access and data transmission. Newco's principal investment will be in América Móvil, which is Mexico's leading wireless telecommunications operator, and which has major investments in wireless and related businesses throughout Latin America. América Móvil's businesses face very different business and regulatory environments from those of Telmex. Establishing two separate publicly-traded companies through the Spin-off will provide benefits for both CGT and Newco because (a) management energies and corporate strategy will focus more closely on the specific circumstances of each business and (b) each company can adopt a financial strategy reflecting its particular risks and potential returns.

### Shareholder Approval

The Board of Directors of CGT decided on June 5, 2001 to propose the Spin-off to the CGT shareholders. On or around November 30, 2001, CGT will hold an extraordinary meeting of its shareholders to approve the Spin-off. The controlling shareholders of CGT own common shares in excess of the requisite majority required to approve the Spin-off, and they intend to vote all of their shares in favor of the Spin-off. Accordingly, the approval of the Spin-off is assured without the affirmative vote of any other shareholder.

**CGT is not asking you for a proxy, and you are requested not to send CGT a proxy.** In accordance with Mexican law, notice of the extraordinary meeting will be given by publication in Mexican newspapers, and we will not conduct any proxy solicitation for the meeting.

### Description of the Spin-off

The Spin-off will be implemented using a procedure under Mexican corporate law called an *escisión* or "split-up". In an *escisión*, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary. The *escisión* will be implemented on the Approval Date by a single action of the shareholders at the extraordinary meeting, establishing Newco and identifying the assets of CGT to be allocated to Newco.

Effectively immediately on the Approval Date:

- Newco will be established as a separate company, with a fully independent legal existence and full capacity to own and dispose of its assets. Its initial Board of Directors will be elected at the same extraordinary meeting that approves the Spin-off.

- The shares of América Móvil held by CGT will be transferred to Newco.

- CGT will transfer to Newco certain liabilities, including its rights and obligations under (i) an agreement under which CGT has agreed to purchase a total amount of 7.5 million ADSs of América Móvil on September 18, 2003 for U.S.$92.2 million and (ii) an agreement under which CGT has agreed to purchase a total amount of 2.2 million ADSs of América Móvil on November 4, 2003 for U.S. $32.0 million. (See "Bank Financing" under the accompanying Unconsolidated Pro Forma Balance Sheet).

- All the shares of Newco will be owned by the shareholders that own CGT shares as of the Approval Date.

On the Approval Date, the Spin-off will affect CGT shareholders as follows:

- Each owner of CGT common shares or CPOs will become the owner of an equal number of Newco common shares.

- Each CGT shareholder will continue to own the same number of CGT shares or CPOs.

**The Distribution Date**

Prior to the Distribution Date, there will be no separate certificates for Newco shares, and the right to receive Newco shares will be transferred together with CGT shares or CPOs. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer, CGT shares or Newco shares separately.

The shares of CGT and Newco will be separated on the Distribution Date, which will be established by the Board of Directors of CGT following the expiration of the period during which the Spin-off may be challenged under Mexican corporate law. See "Judicial Proceedings to Challenge the Spin-off". CGT currently expects to be able to announce the Distribution Date during the month of January 2002, although no assurances can be given that such an announcement will be made by such time.

Under the *estatutos* of CGT, ownership of CGT common shares is limited to persons that qualify as Mexican investors, as defined in the *estatutos*. Non-Mexican investors that purchase CGT shares hold such shares in the form of CPOs, each representing one common share, issued by *Banco Inbursa, S.A., Institución de Banca Multiple, Grupo Financiero Inbursa*. Newco will not have an analogous provision in its *estatutos*, and as a result, holders of CGT CPOs will receive Newco common shares instead of CPOs.

Distribution will generally be made by book entry annotation in the shareholder list maintained by *S.D. Indeval, S.A. de C.V., Institución para Depósito de Valores* ("Indeval"), which is the clearing system for securities traded on the Mexican Stock Exchange. Beginning on the Distribution Date, it is expected that:

- the Newco common shares will commence trading on the Mexican Stock Exchange;

- the CGT common shares will trade on the Mexican Stock Exchange without the Newco common shares; and

- shareholders will be able to deliver CGT shares or CPOs and Newco shares separately.

**Effects of the Spin-off on Holders of CGT ADSs**

Beginning on the Approval Date, each CGT ADS will represent, in addition to two CGT shares, ownership of two Newco common shares to be distributed on the Distribution Date.

Newco will arrange with a U.S. depositary bank to issue ADSs, each representing two Newco common shares. Before any Newco ADSs are issued and delivered, Newco must (a) establish an exemption from the registration requirements of the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) thereunder and (b) have an effective registration statement on Form F-6 for the ADSs. When these conditions have been met, but not before the Distribution Date, the depositary bank will establish the ADS Distribution Date on which Newco ADSs will be issued and distributed to each record holder of CGT ADSs at the close of business (New York time) on the ADS Record Date. The U.S. regulatory conditions regarding the distribution of Newco ADSs may not be satisfied before the Distribution Date, so the issuance of Newco ADSs may be delayed until after the Distribution Date.

Persons holding CGT ADSs through the facilities of The Depository Trust Company ("DTC") will receive the distribution of Newco ADSs by book entry only, through the facilities of DTC. Persons holding CGT ADSs directly will receive the distribution of Newco ADSs in the form of certificated American Depositary Receipts ("ADRs") representing Newco ADSs. These ADRs will be mailed to direct holders of CGT ADSs on or as soon as practicable after the ADS Distribution Date. Persons holding CGT ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary regarding the distribution of the Newco ADSs.

**Certain Relationships between CGT and Newco**

Under Mexican law, CGT will remain jointly and severally liable for the obligations of CGT assumed by Newco pursuant to the Spin-off for a period of three years beginning on the Approval Date. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving CGT of such liability and approving the Spin-off.

The separation of the two companies and the transfer of assets and liabilities to Newco will be effected by the action of the CGT shareholders at the extraordinary shareholders' meeting. Following the Spin-off, neither CGT nor Newco will own any capital stock of the other. There may, however, be limited contractual relationships between the two companies to implement the Spin-off and to provide transitional services to Newco. Under Mexican law and applicable shareholder resolutions CGT and Newco will be obligated to further ensure that the purposes of the Spin-off are fully achieved.

**Approvals and Consents**

Promptly following the Approval Date, the shareholders' resolutions from the extraordinary meeting will be notarized, registered in the Mexican Public Registry of Commerce and published in the *Diario Oficial* (Official Gazette). Following the registration and publication of the decision, Mexican law provides for a period of 45 days during which the Spin-off may be challenged by certain parties, as described below. Newco shares will not be delivered or held separately from CGT shares until after the end of this period.

In connection with the Spin-off, CGT may require consents from certain creditors. CGT does not expect to obtain all these consents before the Approval Date, and it is possible that some of them will be obtained only after a long period of time, or not at all. Failure to obtain consents from creditors could result in CGT being in default under certain debt obligations. Failure to obtain consents for the transfers of certain investments to Newco could result in the delay or reversal of such transfers.

Where obligations of CGT will be transferred to Newco, consent of the relevant creditors will be required in order for Newco to succeed to the rights and obligations of CGT. In these cases, failure to obtain consent from creditors may require that CGT remain liable for certain obligations of Newco, including indebtedness and credit support to certain subsidiaries and affiliates of Newco. Newco will agree to indemnify CGT against liabilities of this kind.

In addition, CGT will be required to obtain clearance for the Spin-off from the Mexican competition authorities.

**Withdrawal Rights**

Under Mexican corporate law, a holder of CGT Shares may, as a result of the Spin-off, have the right to withdraw the capital represented by its CGT shares. In order to exercise the right of withdrawal, a shareholder must vote against the Spin-off at the extraordinary shareholders' meeting at which it is approved, and then give notice of its intention to exercise its withdrawal rights within 15 days of adjournment of the extraordinary shareholders' meeting. A shareholder who has complied with these steps is entitled to reimbursement of its CGT shares in proportion to the net assets of CGT as reflected on the most recent annual balance sheet that has been approved by the shareholders of CGT.

**Judicial Proceedings to Challenge the Spin-off**

Under Mexican corporate law, for a period of 45 days following the registration and publication of the shareholders' resolution approving the Spin-off, any shareholder or group of shareholders representing at least 20% of the entire capital stock of CGT, or any creditor of CGT, may commence judicial proceedings in Mexican courts to challenge the Spin-off. In connection with such a challenge, a court may temporarily suspend the Spin-off if the party bringing the proceedings posts bond as security for any damages and losses that might be suffered by CGT as a result of the challenge. The suspension may continue until there is a final, non-appealable judicial declaration that the challenge is unfounded or an agreement between

the challenging party and CGT. Once this period has expired, and the by-laws of Newco have been notarized and registered in the Public Registry of Commerce, the Spin-off may no longer be challenged by creditors or shareholders. CGT does not plan to distribute the Newco shares until at least 45 days after the Approval Date, and it may defer the distribution further if there are challenges to the Spin-off or for any other reason.

The legal grounds on which an *escisión* may be challenged, and the remedies a court may impose if it sustains the challenge, are not specified in Mexican corporate law and have not been the subject of extensive practical experience or commentary. CGT is unable to anticipate whether any party will challenge the Spin-off and, if so, what standards the Mexican courts will apply to rule on the challenge, what procedures they will follow in conducting such proceedings or what remedies they will impose.

**Certain Tax Consequences**

Other than the laws of Mexico and U.S. federal laws, CGT has not investigated the possible tax treatment of the Spin-off under the laws of any jurisdiction.

*Mexican Tax Consequences*

The following discussion summarizes the principal Mexican tax consequences of the Spin-off to a holder of CGT shares or CGT ADSs that does not reside in México for purposes of Mexican taxation (a "non-Mexican holder"), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the holders of CGT shares or CGT ADSs.

The receipt by non-Mexican holders of Newco shares or Newco ADSs in connection with the Spin-off will not be subject to Mexican personal income tax, corporate income tax or capital gains tax.

CGT will not be subject to Mexican income tax on the transfer of assets to Newco in the Spin-off, provided that at least 51% of the aggregate issued and outstanding common shares of CGT and Newco are not transferred for a period of one year after the Mexican tax authorities have been notified of the Spin-off. CGT intends to notify the tax authorities within the month following the date of the shareholders' meeting, and the holders of more than 51% of the aggregate issued and outstanding common shares of CGT as of the date of this Information Statement have informed CGT that they intend to comply with the one-year restriction on transfer.

For purposes of Mexican taxation, a natural person resides in México if he or she has established his or her home in México, unless he or she has resided in another country for more than 183 consecutive or nonconsecutive days in any calendar year, and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity resides in México for Mexican tax purposes if it was incorporated in México, or has its principal administrative office or the effective location of its management is in México. A Mexican citizen is presumed to be a resident of México unless such person can demonstrate otherwise. If a non-resident of México has a permanent establishment or fixed base in México, he or she will be subject to Mexican taxes, in accordance with applicable Mexican tax laws.

There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of CGT shares or CGT ADSs in connection with the Spin-off.

*United States Tax Consequences*

This summary describes the principal U.S. federal income tax consequences of the Spin-off, and it does not purport to be a comprehensive description of all the tax consequences of the Spin-off that may be relevant to a holder of CGT shares, CPOs or ADSs. This summary applies only to holders of CGT shares, CPOs or ADSs holding the CGT shares, CPOs or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of the shares of CGT (whether held directly or through CPOs, ADSs or a combination thereof), tax-exempt organizations, financial institutions, holders accounting for their investment in CGT shares of CPOs on a mark-to-market basis, and all persons holding CGT shares, CPOs or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

**Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences of the Spin-off arising under foreign, state or local laws.**

In this discussion references to a "U.S. Holder" are to a holder of CGT shares, CPOs or ADSs (i) that is a citizen or resident of the United States of America, or (ii) that is a corporation organized under the laws of the United States or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net income basis with respect to the CGT shares, CPOs or ADSs.

For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of CPOs or ADSs will be treated as owners of the CGT shares represented by such CPOs or ADSs.

The Spin-off is a taxable event for U.S. federal income tax purposes that should be treated as having occurred on the Approval Date, the date on which the CGT shareholders become the deemed owners of Newco common shares under Mexican law as a result of the approval of the Spin-off on such date by the CGT shareholders. U.S. Holders therefore should be treated as having received a taxable distribution of Newco shares on the Approval Date and should not be considered to have a subsequent taxable distribution or exchange in respect of the Newco common shares on the Distribution Date.

The distribution of Newco common shares to U.S. Holders will equal the fair market value of the Newco common shares received as of the Approval Date. The determination of fair market value as of the Approval Date will be uncertain because the Newco common shares will not trade separately from the CGT shares until the Distribution Date. Holders are advised to consult with their own tax advisors as to the determination of the fair market value of such Newco common shares as of the Approval Date.

The distribution will be treated as, first, ordinary dividend income to U.S. Holders to the extent of CGT's current or accumulated earnings and profits (calculated under U.S. federal income tax principles), second, as a reduction in the U.S. Holder's tax basis in such CGT stock until the U.S. Holder's basis is reduced to zero, and third, as gains from the sale or exchange of the CGT stock (which gains will generally be long-term capital gains if such U.S. Holder has held such CGT stock for over one year). Nevertheless, because CGT is not able to determine its earnings and profits (under U.S. federal income tax principles), U.S. Holders should generally assume that the distribution will be ordinary income. A U.S. Holder that is a corporation will not be entitled to a dividends received deduction with respect to the distribution. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. holders, "financial services income" for U.S. foreign tax credit purposes.

## NEWCO

Newco will be a *sociedad anónima de capital variable* organized under the laws of México with its principal executive offices at Insurgentes Sur No 3500, México D.F., México. The telephone number of Newco at this location is (525) 5726-3686.

For a detailed description of the business and operations of Newco, shareholders should refer to the *folleto informativo* to be filed with the National Banking and Securities Commission (the "CNBV"), on behalf of Newco in connection with the registration of its shares under Mexican law, which is hereby incorporated by reference in this Information Statement. The *folleto informativo* will be filed at the time of registration, which will occur at or around the Distribution Date, and will be available on the website of the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange or "BMV") at www.bmv.com.mx. Financial information regarding Newco is included in the pro forma financial statements of CGT attached hereto as Exhibit I.

### Investment in América Móvil

After the Spin-off, Newco will directly hold the shares of América Móvil currently owned by CGT. For a detailed description of the businesses and operations of América Móvil, shareholders should refer to the Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") by América Móvil for the fiscal year ending December 31, 2000.

As of the date of this Information Statement, CGT owned 65.7% of the AA Shares, 15.04% of the A Shares and 17.7% of the L Shares. América Móvil's AA Shares represent 92.09% of its full voting shares, so CGT's shares represent 61.72% of the voting shares of América Móvil.

CGT and SBC International, Inc., a subsidiary of the U.S. telecommunications company SBC Communications Inc. ("SBCI"), are parties to an agreement entered into in March 2001, which governs the ownership and voting of any and all AA Shares owned by the parties. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party (although the right of first offer does not apply to the conversion of AA Shares to

L Shares, or the subsequent transfer of L Shares). In addition, under the terms of the agreement, CGT and SBCI agree to vote their AA Shares in favor of seven members nominated by CGT to the board of directors of América Móvil and two members nominated by SBCI to the board of directors. The agreement also provides that América Móvil's executive committee will consist of four members, three of whom are appointed by CGT and one of whom is appointed by SBCI. Pursuant to the Spin-off, Newco will succeed to the rights and obligations of CGT under the agreement.

**Capital Structure of Newco**

Newco will have one class of shares. The number of shares will initially be the same as the number of CGT shares outstanding on the Approval Date. If the Spin-off had occurred on June 5, 2001, Newco would have had 3,757,264,999 common shares outstanding.

The Newco common shares will have full voting rights. Under the *estatutos* of CGT, non-Mexican investors that purchase CGT shares are required to hold them in the form of CPOs. Because Newco will not have an analogous provision in its *estatutos*, holders of CGT CPOs will receive Newco common shares instead of CPOs.

## CGT

CGT is a *sociedad anónima de capital variable* organized under the laws of México with its principal executive offices at Insurgentes Sur No 3500, México D.F., México. The telephone number of CGT at this location is (525) 5726-3686.

For a detailed description of the business and operations of CGT, shareholders should refer to the annual report of CGT for the fiscal year ended December 31, 2000, which (i) has been filed with the CNBV and is available on the BMV's website at www.bmv.com.mx and (ii) has been submitted to the Commission pursuant to Rule 12g3-2(b) under the Exchange Act. For financial information about CGT for the ten months ended October 31, 2001, shareholders should refer to the interim reports of CGT dated March 31, June 30 and September 30, 2001 which (i) have been filed with the CNBV and are available on the BMV's website at www.bmv.com.mx and (ii) have been submitted by CGT to the Commission pursuant to Rule 12g-3-2(b).

After the Spin-off, CGT will continue to own shares in Telmex, which operates the largest telecommunications system in México. Telmex provides telecommunications and telecommunications-related services such as directory services, data transmission, internet access, paging service and interconnection services to other carriers. For a detailed description of the businesses and operations of Telmex, shareholders should refer to the Form 20-F filed with the Commission by Telmex for the fiscal year ending December 31, 2000. Pro forma financial statements of CGT showing the effects of the Spin-off are attached hereto as Exhibit I.

## CONTROLLING SHAREHOLDERS OF NEWCO

Carlos Slim Helú and members of his immediate family beneficially own a majority of the common shares of CGT and, following the Spin-off, will beneficially own a majority of the common shares of Newco. CGT is not aware of any other holders of greater than five percent of its shares.

## MARKET INFORMATION

### Newco

There is no trading market for the Newco shares or the Newco ADSs, and there can be no assurances as to the establishment or continuity of any such market. CGT currently intends to seek approval for the listing of the Newco common shares on the Mexican Stock Exchange. Prices at which the Newco shares and Newco ADSs may trade after the Distribution Date cannot be predicted.

The Newco shares and Newco ADSs received pursuant to the Spin-off will be freely transferable, except for Newco shares and Newco ADSs received by any person who may be deemed an "affiliate" of Newco within the meaning of Rule 144 ("Rule 144") under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Newco after the Spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, Newco, and may include the directors and principal executive officers of Newco as well as any principal shareholder of Newco. Persons who are affiliates of Newco will be permitted to sell their Newco shares and Newco ADSs received pursuant to the Spin-off only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Except for the Newco shares and Newco ADSs issued in connection with the Spin-off, no securities of Newco will be outstanding as of or immediately following the Spin-off. Newco will file with the Commission an exemption from the registration requirements of the Exchange Act, pursuant to Rule 12g3-2(b). No securities of Newco will be registered by Newco.

### CGT

CGT common shares are traded on the Mexican Stock Exchange. CGT common share ADSs are issued by Citibank, N.A. as depositary. On September 30, 2001, there were 3,806,767,100 CGT common shares outstanding, of which 2.5% were represented by CGT common share ADSs, and substantially all of the CGT common share ADSs were held by 36 holders with registered addresses in the United States. CGT is exempt from the registration requirements of the Exchange Act, pursuant to Rule 12g3-2(b).

The table below sets forth, for the periods indicated, the reported high and low sales prices for the CGT common shares on the Mexican Stock Exchange. Prices have not been restated in constant currency units.

| | Mexican Stock Exchange (pesos per CGT share) | |
|---|---|---|
| | High | Low |
| **Annual highs and lows** | | |
| 2000 | 36 | 15.46 |
| 1999 | 23.65 | 6.44 |
| 1998 | 8.35 | 4.25 |
| 1997 | 8.8 | 4.58 |
| 1996 | 6 | 4.25 |
| 1995 | | |

| | Mexican Stock Exchange (pesos per CGT share) | |
|---|---|---|
| | High | Low |
| **Quarterly highs and lows** | | |
| 2001: | | |
| First quarter | 23 | 16 |
| Second quarter | 23.2 | 16.5 |
| 2000 | | |
| First quarter | 36 | 21.45 |
| Second quarter | 29.75 | 19.5 |
| Third quarter | 32 | 20.8 |
| Fourth quarter | 23.35 | 15.46 |

**The Mexican Stock Exchange**

The Mexican Stock Exchange, located in México City, is the only stock exchange in México. Founded in 1907, it is organized as a corporation whose shares are held by brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is open between the hours of 8:30 a.m. and 3:00 p.m. México City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the CGT common shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside México, nor is it expected to apply to the Newco common shares.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of CGT, are on deposit with *Indeval*. It is expected that the Newco shares will be on deposit with *Indeval* as well.

## ADDITIONAL INFORMATION

Newco will seek to establish an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. In accordance therewith, it will submit to the Commission whatever information it has, since the beginning of its last fiscal year, (a) made public pursuant to Mexican law, (b) filed with a stock exchange that has made such information public or (c) distributed to its security holders. After the Spin-off, such documents will be available to be inspected and copied at the public reference facilities of the Commission. In order to maintain the exemption, Newco will be required to furnish, during each subsequent fiscal year, whatever information is made public or required to be made public as described above.

## FORWARD-LOOKING STATEMENTS

Some of the statements in this Information Statement are forward-looking. These forward-looking statements relate to competition, trends and anticipated developments in the communications industry and the Mexican, Latin American and global economies. In addition, CGT or Newco may make forward-looking statements in future filings with the Commission and in written material, press releases and oral statements issued by or on behalf of them. Forward-looking statements include statements regarding CGT's or Newco's intent, belief or current expectations or those of their officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues", or similar expressions or comparable terminology) with respect to various matters.

It is important to note that CGT's or Newco's actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include economic and political conditions and government policies in México and elsewhere, inflation rates, exchange rates and exchange controls in México, rate adjustments, regulatory developments, technological improvements, customer demand and competition. This

list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All information and forward-looking statements contained in this Information Statement are based on information available to CGT on the date hereof. CGT does not undertake to update any information or forward-looking statement that may be made by it or on CGT's or Newco's behalf, in this Information Statement or otherwise, except in the normal course of their respective public disclosures.

---

**No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by CGT or Newco.**

---

**Newco will file an application with the Mexican National Banking and Securities Commission to register its Shares in the Mexican Securities Registry maintained by the Mexican National Banking and Securities Commission, and to permit the transactions mentioned in this Information Statement. This registration and permission does not imply any certification as to the investment quality of Newco's shares, its solvency, or the accuracy or completeness of the information contained herein.**

Translation of Financial Statements
originally issued in Spanish

## CARSO GLOBAL TELECOM, S.A. DE C.V.

**Unconsolidated Pro Forma Balance Sheet as of September 30, 2001**
(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

| | CARSO GLOBAL TELECOM September 30, 2001 | Net amount to be spun off NEWCO | CARSO GLOBAL TELECOM (Post spin-off) |
|---|---|---|---|
| **Assets** | | | |
| Current assets: | | | |
| Cash and temporary investments | $ 263,577 | $ - | $ 263,577 |
| Sundry debtors | 96,179 | - | 96,179 |
| Recoverable taxes | 192,816 | - | 192,816 |
| Total current assets | 552,572 | - | 552,572 |
| Prepayments and other assets | 6,902 | - | 6,902 |
| Deferred income tax | 132,813 | | 132,813 |
| Equity investment in subsidiaries | 39,644,466 | 18,173,195 | 21,471,271 |
| Equity investment in associated companies | 153,800 | - | 153,800 |
| Goodwill | 1,718,199 | 82,342 | 1,635,857 |
| Total assets | 42,208,752 | 18,255,537 | 23,953,215 |
| **Liabilities and stockholders' equity** | | | |
| Current liabilities: | | | |
| Bank financing | 4,092,922 | 2,098,511 | 1,994,411 |
| Commercial paper | 11,686,463 | - | 11,686,463 |
| Accrued liabilities and taxes payable | 83,678 | - | 83,678 |
| Income tax | 14,130 | - | 14,130 |
| Total current liabilities | 15,877,193 | 2,098,511 | 13,778,682 |
| Long-term debt: | | | |
| Bank financing | 3,119,924 | 2,676,658 | 443,266 |
| Note traded on stock exchange | 1,426,829 | - | 1,426,829 |
| Total long-term debt | 4,546,753 | 2,676,658 | 1,870,095 |
| Total liabilities | 20,423,946 | 4,775,169 | 15,648,777 |
| Stockholders' equity | | | |
| Capital stock: | | | |
| Historical | 2,227,561 | 963,432 | 1,264,129 |
| Restatement increment | 6,758,028 | 2,922,885 | 3,835,143 |
| | 8,985,589 | 3,886,317 | 5,099,272 |
| Premium on sale of shares | 839,877 | - | 839,877 |
| Retained earnings: | | | |
| From prior years | 18,593,290 | 7,209,611 | 11,383,679 |
| Current year | 3,259,507 | 178,039 | 3,081,468 |
| | 21,852,797 | 7,387,650 | 14,465,147 |
| Accumulated effect of deferred income tax | (4,016,772) | (721,573) | (3,295,199) |
| Excess (deficit) from restatement of stockholders' equity | (5,876,685) | 2,927,974 | (8,804,659) |
| Total stockholders' equity | 21,784,806 | 13,480,368 | 8,304,438 |
| Total liabilities and stockholders' equity | $ 42,208,752 | $ 18,255,537 | $ 23,953,215 |

Translation of Financial Statements
originally issued in Spanish

## CARSO GLOBAL TELECOM, S.A. DE C.V.

### Unconsolidated Pro Forma Income Statement as of September 30, 2001

(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

| | CARSO GLOBAL TELECOM January 1 to September 30, 2001 | Net amount to be spun off NEWCO | CARSO GLOBAL TELECOM (Post spin-off) |
|---|---|---|---|
| Service revenues | $ 147,459 | $ - | $ 147,459 |
| Equity interest in results of unconsolidated subsidiaries and associated companies | 3,869,382 | 190,727 | 3,678,655 |
| Amortization of goodwill of unconsolidated subsidiaries and associated companies | (815,654) | (12,688) | (802,966) |
| Operating income | 3,201,187 | 178,039 | 3,023,148 |
| Integral cost of financing: | | | |
| Interest income | 22,435 | - | 22,435 |
| Interest expense | (2,100,164) | - | (2,100,164) |
| Monetary position | 670,980 | - | 670,980 |
| Exchange gain, net | (48,012) | - | (48,012) |
| | (1,454,761) | - | (1,454,761) |
| Other (expenses) income, net | 1,628,474 | - | 1,628,474 |
| Income tax | 115,393 | - | 115,393 |
| Net income | $ 3,259,507 | $ 178,039 | $ 3,081,468 |

Translation of notes to financial statements originally in Spanish

**CARSO GLOBAL TELECOM, S.A. DE C.V.**

**Notes to Unconsolidated Financial Statements as of September 30, 2001**

(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

## Description of the Business

Carso Global Telecom, S.A. de C.V (hereinafter Telecom or the Company) was created on June 24, 1996, as a result of a spin-off from Grupo Carso, S.A. de C.V. (Grupo Carso), approved at an extraordinary stockholders' meeting held on April 30, 1996.

The Company's principal asset is represented by the investment in the shares of Teléfonos de México, S.A. de C.V. (Telmex), América Móvil, S.A. de C.V. (América Móvil) and other companies engaged primarily in the telecommunications industry.

At an extraordinary stockholders' meeting held on September 25, 2000, stockholders of Telmex approved the spin-off of the Telmex wireless telecommunications business and most of its international operations to create América Móvil, to which certain assets and liabilities and stockholders' equity were transferred. This spin-off had no effect on the accompanying financial statements.

The Company has no employees. Administrative services are provided by an affiliate of the Company.

In the second quarter of 2001, Telecom announced that it had begun the process of spinning off its shares of América Móvil by creating a new holding company, so that each of Telmex and América Móvil could concentrate its efforts on meeting new challenges and taking advantage of available opportunities.

## Significant Accounting Policies and Practices

The significant accounting policies and practices observed in the preparation of the financial statements are described below:

### Basis of preparation of the financial statements and valuation of the equity investment in subsidiary companies

The accompanying unconsolidated financial statements for the period ended September 30, 2001, were prepared for specific purposes, which require the presentation of the unconsolidated financial position and the unconsolidated results of operations of the Company. The equity investment in subsidiaries was valued using the equity method, which consists of recognizing the Company's equity interest in the subsidiary's results of operations and stockholders' equity. Current year results of operations and stockholders' equity determined using the equity method are the same as in the consolidated financial statements and the unconsolidated financial statements.

I. At September 30, 2001, Telecom owns 29.85% of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 65.88% of the voting shares of Telmex at September 30, 2001.

II. At September 30, 2001, Telecom owns 30.01% of the total number of América Móvil shares issued and outstanding. Of this equity interest, Telecom holds 61.72% of the voting shares of América Móvil.

III. At an extraordinary stockholders' meeting held on November 29, 2000, it was agreed to merge GT2000, S.A. de C.V. (GT2000), the disappearing company, into Telecom, the surviving company. As a result of the merger, Telecom's capital stock was increased by Ps. 88,906 (Ps. 88,946 nominal value), through the issuance of 150,015,728 common registered series "A-1" shares representing minimum fixed capital, to be delivered to the stockholders of GT2000.

Banesci 2000, S.A. de C.V. (Banesci) and Inveresci 2000, S.A. de C.V. (Inveresci) were spun off from Banco Inbursa, S.A. and Inversora Bursátil, S.A. de C.V., respectively (affiliated companies). GT2000 was spun off from Grupo Financiero Inbursa, S.A. de C.V., and assigned the shares of Banesci and Inveresci.

### Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on its financial information as required by Mexican accounting principles Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, issued by the Mexican Institute of

Public Accountants. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at September 30, 2001.

Capital stock, the premium on the sale of shares and retained earnings were restated using adjustment factors obtained from the National Consumer Price Index (NCPI).

The (deficit) excess from restatement of stockholders' equity consists of the accumulated monetary position (loss) gain determined at the time the provisions of Bulletin B-10 were first applied (generated by the company that is spun off) and of the result from holding non-monetary assets (Spanish acronymic RETANM), which represents the net difference between applying the specific-cost method and the constant-peso-value method based on the NCPI.

The net monetary position gain represents the impact of inflation on monetary assets and liabilities. The net monetary position gain of each year is included in the statements of income as a part of the integral cost of financing.

Mexican accounting Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses are not included in the determination of resources provided by operations.

**Temporary investments**

Temporary investments, which consist basically of time deposits in financial institutions, Mexican Treasury certificates (Spanish acronymic CETES), Mexican government bonds and shares traded on stock-markets, are stated at market value.

**Equity investment in associated companies**

The Company's investment in the shares of Sinergia Soluciones Integrales, S.A. de C.V. (Sinergia) is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and stockholders' equity of the issuing companies.

**Equity investment in subsidiaries and associates**

An analysis is as follows:

| Issuing company | Carso Global Telecom Amount | Spin-off Newco | Carso Global Telecom (Post spin-off |
|---|---|---|---|
| **Teléfonos de México, S.A. de C.V.** | **$ 15,638,797** | **$ 0** | **$ 15,638,797** |
| **América Móvil, S.A. de C.V.** | **18,173,195** | **18,173,195** | **0** |
| **Carso Global LLC** | **3,469,859** | **0** | **3,469,859** |
| **Banesci 2000, S.A. de C.V.** | **2,266,095** | **0** | **2,266,095** |
| **Inveresci 2000, S.A. de C.V.** | **96,412** | **0** | **96,412** |
| **Multimedia Corporativo, S.A. de C.V.** | **108** | **0** | **108** |
| **Total** | **39,644,466** | **18,173,195** | **21,471,271** |

**Goodwill**

Goodwill derived from the acquisition of shares of Telmex and América Móvil will be amortized in a period of five years and the goodwill derived from the acquisition of shares of other subsidiaries and affiliates will be amortized in periods ranging from five to ten years.

### Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

At times the Company enters into short-term foreign exchange hedges and futures contracts, as a protection against transactions denominated in foreign currencies. The gains or losses on these contracts are recognized in income as incurred, net of the gains or losses on the liabilities covered.

### Income tax

Requirements of the new Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing*, went into effect on January 1, 2000. The new Bulletin D-4 modifies the rules with respect to the determination and presentation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time. Accordingly, the 2000 provision for income tax includes both the current year tax and the deferred portion. In 1999, deferred taxes were recognized only on certain temporary differences.

### Basis of translation of financial statements of foreign subsidiaries

Global Telecom LLC (Global), a subsidiary of Telecom, is located in the state of Delaware in the United States of America. The financial statements of the subsidiary were translated to Mexican pesos in conformity with Mexican accounting principles Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the Mexican Institute of Public Accountants, considering Global as an integrated foreign operation. Consequently, non-monetary financial statement items were translated to Mexican pesos at the historical exchange rate and restated based on the rate of inflation in Mexico.

### Telmex and América Móvil

The most relevant information with respect to the investment in Telmex and América Móvil is as follows:

In conformity with Telmex bylaws, at least 20% of its capital stock must be represented by common, registered, series "AA" shares, which may only be subscribed or acquired by Mexican investors. Such shares, in turn, must represent at all times at least 51% of the common, registered shares comprising capital stock, by common, registered free subscription series "A" shares, this amount must not exceed 19.6% of capital stock and on a percentage that does not exceed the 49% of common, registered shares comprising capital stock. Both series of the aforementioned shares must not represent more than 51% of capital stock; series "L" free subscription shares with limited voting rights, which together with series "A" shares, must not exceed 80% of capital stock. Telmex bylaws state that effective January 1, 2001, holders of series "L" shares may exchange such shares for series "AA" shares in certain circumstances.

In January 2001, Telecom exercised its right to exchange 555,766,180 series "L" shares of Telmex and América Móvil for the same number of series "AA" shares.

In June 2001, Telecom exercised its right to exchange Telmex 500,000,000 series "L" shares for the same number of series "AA" shares.

### Prodigy

In 1999, Telecom subscribed and paid a capital increase to Prodigy in the amount of USD 1.3 million, equivalent of approximately 333,334 shares. At December 31, 1999, the Company's equity investment in Prodigy was 45.29 %.

In 2000, the Company paid approximately USD 300,000 to acquire 333,334 additional Prodigy shares. In May 2000, other stockholders made capital contributions to Prodigy. Since Telecom did not participate in such subscription, the equity investment percentage was diminished and at December 31, 2000 the equity investment was 27.31%.

Since capital contributions made by other stockholders in 2000 and 1999 were for amounts in excess of the book value of the shares acquired, the proportional value of the Company's equity interest in Prodigy increased by Ps. 4,658 and Ps. 1,048,313, respectively. Such amounts were credited to income of each year.

In April, August and October 2000, Telecom sold at market value all of its Prodigy shares to Global.

**Sinergia Soluciones Integrales de Energía, S.A. de C.V. (Sinergia)**

In 2000, Telecom subscribed and paid a capital increase in Sinergia of Ps. 153,800.

Unless otherwise indicated, investments in the above-mentioned affiliates were valued using the equity method.

**Goodwill**

The unamortized balance of goodwill at September 30, 2001, is as follows:

| Issuing company | Carso Global Telecom Amount | Spin-off Newco | Carso Global Telecom Post spin-off |
|---|---|---|---|
| *Teléfonos de México, S.A. de C.V.* | $ 1,635,857 | - | $ 1,635,857 |
| América Móvil, S.A. de C.V. | 82,342 | 82,342 | 0 |
| Total | 1,718,199 | 82,342 | 1,635,857 |

**Foreign currency position and transactions**

At September 30, 2001, the Company has a net foreign currency long position of USD 1,692,901 thousand.

At September 30, 2001, the exchange rate was Ps. 9.5542 per U.S. dollar (Ps. 9.60 at December 31, 2000).

**Bank Financing**

An analysis of bank financing at September 30, 2001 is as follows:

| | Carso Global Telecom Amount | Spin-off Newco | Carso Global Telecom Post spin-off |
|---|---|---|---|
| Short term financing | $ 4,092,922 | $ 2,098,511 | $ 1,994,411 |
| Long term financing | 3,119,924 | 2,676,658 | 443,266 |
| Total | 7,212,846 | 4,775,169 | 2,437,677 |

The interest on loans denominated in Mexican pesos bore interest at the average annual rate of 11.39% in 2001. The interest rate on loans obtained in U.S. dollars is 4.12%.

**Commercial paper**

At September 30, 2001, the balance of commercial paper is Ps. 11,686,463. Such paper was issued on September 7, 17, 20 and 25, 2001, at an interest rate of 10.90%, 10.44%, 10.69%, and 10.60% respectively. The issues were placed on the domestic market, and have a maturity date of October 10, 12, 22 and 30, 2001.

| | Carso Global Telecom Amount | Spin-off Newco | Carso Global Telecom Post spin-off |
|---|---|---|---|
| Commercial paper traded in the stock exchange | $ 11,686,463 | $ 0 | $ 11,686,463 |

## Notes traded on the stock exchange

In July 2000, Telecom issued a medium-term unsecured note for 356,180,900 Investment Units (UDIS), payable at maturity on July 20, 2007. Interest is payable semiannually at an annual rate of 7.50%.

In May 2001, Telecom issued a medium-term unsecured note for 117,443,743 UDIS, payable at maturity on October 2001. Interest is payable at an annual rate of 7.50%.

## Financial transaction guaranteed by shares

In September 2001, Telecom has agreed to a transaction with JP Morgan related to Telmex and América Móvil I shares of USD 326,550,000. This transaction is guaranteed with 7,500,000 ADRs representing 150 million of each of Telmex and América Móvil series "L" shares, a maturity date in 2003 when the principal amount of the transaction must be repaid, plus interest quarterly payments at LIBOR plus 1.36 points.

At September 2001 is in force a transaction of USD 86,132,000 guaranteed by 2,000,000 Telmex and América Móvil ADRs representing 40,000,000 Telmex and América Móvil I shares. This transaction is referred to as a call option. Considering the actual market conditions and the maturity date, it is possible that this transaction will expire out of the money.

## Stockholders' equity

a) In an extraordinary stockholders' meeting held on January 28, 2000, it was agreed to increase the number of outstanding series "A-1" and "A-2" shares by means of a four-for-one stock split.

All information in these financial statements regarding the number of shares issued and outstanding takes into account the four-for-one stock split.

b) At an extraordinary stockholders' meeting held on November 29, 2000, it was decided to merge GT2000, the disappearing company, into Telecom, the surviving company. As a result of this merger, Telecom's capital stock was increased by Ps. 89,906 (Ps. 88,946 nominal) and 150,015,728 common series "A-1" fixed capital shares were issued for delivery to the stockholders of GT2000.

c) At June 30, 2001, capital stock is represented by 3,757,264,999 common, registered series "A-1" shares with no par value, representing fixed minimum capital stock with no withdrawal rights. In addition, in conformity with Telecom's bylaws, the Company may issue series "A-2" shares, corresponding to variable capital. At September 30, 2001, there are no series "A-2" outstanding shares.

The variable portion of capital may not exceed ten times the fixed minimum capital and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

d) At a regular stockholders' meeting held on December 26, 1996, it was decided to establish a reserve for the purchase of the Company's own shares in the historical amount of Ps. 987,077 (Ps. 1,688,528 restated to September 30, 2001). In addition, the maximum nominal amount of capital that may be earmarked for the purchase of the Company's own shares was set at Ps. 112,923, equal to 5% of capital stock. At a regular stockholders' meeting held on April 28, 2000, it was decided to increase by Ps. 3,512,923 (Ps. 3,701,918 restated) the reserve for the purchase of the Company's own shares. As a result, the total authorized nominal amount of such reserve at December 31, 2000 was Ps. 4,500,000.

During 1999, the Company re-purchased 106,197,728 of its shares for Ps. 1,668,061, obtaining a stock premium of Ps. 686,714. During 2000, the Company repurchased 132,849,001 shares for Ps. 2,715,344. At the date of the issuance of these financial statements, there are 177,811,077 treasury shares to be re-placed.

e) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock issued and outstanding.

f) Net earnings per share were obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in 2001, the shares acquired by the Company (treasury shares) were excluded. Earnings per share were Ps. 0.9134 at September 30, 2001. The average weighted number of shares considered in the computation for 2001 was 3,771 million.

**Income tax and asset tax**

a) Telecom and its subsidiaries are subject to payment of both income tax and asset tax.

Telecom and its subsidiaries were authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis effective January 1, 1999.

b) The corporate income tax rate is 35%. However, corporate taxpayers have the option of deferring a portion, so that the tax payable for the year will represent 30% of taxable income (32% in 1999). The earnings on which there is a deferral of taxes must be controlled in a so-called "net reinvested tax profit" account ("CUFINRE"), to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the CUFINRE and any excess will be distributed for the "net tax profit" account ("CUFIN") so as to pay the deferred tax (5% in 2000 and 3% in 1999).

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of 35% corporate income tax.

In addition, effective January 1, 1999, cash dividends obtained by Mexican individuals or residents abroad from corporate entities in Mexico, will be subject to a 5% withholding tax, on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the "CUFIN" account at December 31, 1998).

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2000 and 1999 was Ps. 99,750 and Ps. 69,559, respectively. Such amounts were credited against income tax paid in excess of asset tax in the years 1996 and 1997 for the 1999 tax, whereas for 2000 the asset tax was remitted, crediting current year income tax.

d) The accumulated effect of the application of the new accounting Bulletin D-4 was Ps. 2,374,285 at the beginning of 2000, recognizing a deferred tax liability. The financial statements of 1999 were not restructured.

**Consolidated Financial Statements**

The accompanying consolidated pro forma financial statement show the assets and liabilities to be spun off, as well as the amount of stockholders' equity which represents the difference between the assets and liabilities transferred to the new company.

The pro forma balance sheet at September 30, 2001 and the pro forma statement of income for the nine-month period ended September 30, 2001, are as follows:

Translation of financial statements originally in Spanish

## CARSO GLOBAL TELECOM, S.A. DE C.V.
## AND SUBSIDIARIES

### Consolidated Balance Sheet as of September 30, 2001
(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

| | CARSO GLOBAL TELECOM September 30, 2001 | Net amount to be spun off NEWCO | CARSO GLOBAL TELECOM Consolidated (Post spin-off) |
|---|---|---|---|
| **Assets** | | | |
| Current assets: | | | |
| Cash and temporary investments | $ 17,111,579 | $ 10,237,964 | $ 6,873,615 |
| Accounts receivable | 21,583,845 | 3,518,497 | 18,065,348 |
| Inventories | 2,207,931 | 2,207,931 | - |
| Prepayments and other assets | 12,128,895 | 4,454,853 | 7,674,042 |
| Total current assets | 53,032,250 | 20,419,245 | 32,613,005 |
| Plant, property and equipment | 147,756,923 | 38,246,431 | 109,510,492 |
| Inventories, used for construction of telephone plant | 1,668,846 | - | 1,668,846 |
| Licences | 3,441,248 | - | 3,441,248 |
| Long-term investments | 29,357,965 | 26,337,456 | 3,020,509 |
| Intangible asset for labor obligations | 8,301,605 | 3,441,246 | 4,860,359 |
| Goodwill | 10,351,394 | 4,950,169 | 5,401,225 |
| Other assets | 698,436 | - | 698,436 |
| Total assets | 254,608,667 | 93,394,547 | 161,214,120 |
| **Liabilities and stockholders' equity** | | | |
| Current liabilities: | | | |
| Bank financing | 27,458,759 | 11,649,435 | 15,809,324 |
| Commercial paper | 21,349,432 | - | 21,349,432 |
| Accrued liabilities and taxes payable | 23,733,631 | 10,063,948 | 13,669,683 |
| Total current liabilities | 72,541,822 | 21,713,383 | 50,828,439 |
| Long-term debt | | | |
| Bank financing | 33,143,344 | 10,391,375 | 22,751,969 |
| Notes traded on stock exchange | 25,312,329 | - | 25,312,329 |
| Total long-term debt | 58,455,673 | 10,391,375 | 48,064,298 |
| Deferred taxes | 13,662,610 | 2,363,375 | 11,299,235 |
| Deferred credits | 2,213,927 | 1,318,981 | 894,946 |
| Other assets | 6,566,154 | - | 6,566,154 |
| Total liabilities | 153,440,186 | 35,787,114 | 117,653,072 |
| Stockholders' equity | | | |
| Capital stock: | | | |
| Historical | 2,227,561 | 963,432 | 1,264,129 |
| Restatement increment | 6,758,028 | 2,922,885 | 3,835,143 |
| | 8,985,589 | 3,886,317 | 5,099,272 |
| Premium on sale of shares | 839,877 | - | 839,877 |
| Retained earnings: | | | |
| From prior years | 18,593,290 | 7,209,611 | 11,383,679 |
| Current year | 3,259,507 | 178,039 | 3,081,468 |
| | 21,852,797 | 7,387,650 | 14,465,147 |
| Accumulated effect of deferred income tax | (4,016,772) | (721,573) | (3,295,199) |
| Excess (deficit) from restatement of stockholders' equity | (5,876,685) | 2,927,974 | (8,804,659) |
| Total majority stockholders' equity | 21,784,806 | 13,480,368 | 8,304,438 |
| Minority interest | 79,383,675 | 44,127,065 | 35,256,610 |
| Total stockholders' equity | 101,168,481 | 57,607,433 | 43,651,048 |
| Total liabilities and stockholders' equity | $ 254,608,667 | $ 93,394,547 | $ 161,214,120 |

Translation of financial statements originally in Spanish

## CARSO GLOBAL TELECOM, S.A. DE C.V.
## AND SUBSIDIARIES

### Consolidated Income Statement as of September 30, 2001

(Expressed in thousands of Mexican pesos with purchasing power at September 30, 2001)

| | CARSO GLOBAL TELECOM January 1 to September 30, 2001 | Net amount to be spun off NEWCO | CARSO GLOBAL TELECOM Post spin-off |
|---|---|---|---|
| Operating income | $ 104,834,746 | $ 30,142,584 | $ 74,692,162 |
| Cost of sales | 48,735,286 | 16,690,681 | 32,044,605 |
| Gross profit | 56,099,460 | 13,451,903 | 42,647,557 |
| Operating expenses | 20,317,860 | 8,366,241 | 11,951,619 |
| **Operating income** | 35,781,600 | 5,085,662 | 30,695,938 |
| Integral cost of financing: | | | |
| Interest income | 2,903,071 | 1,486,369 | 1,416,702 |
| Interest expense | 8,035,656 | 1,053,325 | 6,982,331 |
| Monetary position | (2,256,107) | 115,332 | (2,371,439) |
| Exchange gain, net | 881,366 | 799,467 | 81,899 |
| | 3,757,844 | 481,755 | 3,276,089 |
| Income before income tax and employee profit sharing | 32,023,756 | 4,603,907 | 27,419,849 |
| Provisions for: | | | |
| Income tax | 10,541,922 | 1,262,888 | 9,279,034 |
| Employee profit sharing | 2,479,903 | 159,903 | 2,320,000 |
| | 13,021,825 | 1,422,791 | 11,599,034 |
| Income before equity interest in results of associated Companies and minority interest and minority interest | 19,001,931 | 3,181,116 | 15,820,815 |
| Equity interest in results of associated companies | (3,421,256) | (2,708,287) | (712,969) |
| Income before minority interest | 15,580,675 | 472,829 | 15,107,846 |
| Minority interest | 12,321,168 | 294,790 | 12,026,378 |
| **Majority net income** | $ 3,259,507 | $ 178,039 | $ 3,081,468 |

**Carso Global Telecom, S.A. de C.V.**

CARSO GLOBAL TELECOM, S.A. DE C.V.
MEETING OF THE BOARD OF DIRECTORS
JUNE 5, 2001

In Mexico City, Federal District, registered address of CARSO GLOBAL TELECOM, S.A. DE C.V., at 18:00 hours on June 5, 2001, the following directors met in the building located at Paseo de las Palmas No. 736, Colonia Lomas de Chapultepec: Messrs. Carlos Slim Helú, Carlos Slim Domit, José Kuri Harfush, Juan Antonio Pérez Simón, Arturo Elias Ayub, Humberto Gutiérrez Olvera-Zubizarreta, Daniel Hajj Aboumrad, Marco A. Slim Domit and Eduardo Valdés Acra, in order to Hold a meeting of the Board of Directors of CARSO GLOBAL TELECOM, S.A. DE C.V., to which they were duly called.

Also present were Alberto Tiburcio Celorio, C.P.A. and Fernando Espinosa López, C.P.A., as Director and Alternate Director of the Company, respectively, and Rafael Robles Miaja, Secretary of the Board of Directors.

Mr. Carlos Slim Helú chaired the Meeting and Mr. Rafael Robles Miaja acted as Secretary, inasmuch as both hold those positions on the Board of Directors.

In virtue of the existence of the quorum required by the Company's bylaws, the Chairman declared the Meeting legal and requested that the Secretary read the following

ORDER OF THE DAY

I. Presentation and, if appropriate, approval of the minutes of the prior Meeting held on March 13, 2001.

II. Presentation of the financial report of the Company and its subsidiaries, including the Consolidated and unconsolidated Financial Statements.

III. Presentation of the Company's Operating Report.

IV. Various Matters. Resolutions in this regard, if appropriate.

The Board unanimously approved the declaration of the Chairman and the Order of the Day proposed for the present Meeting, which was dealt with as follows.

POINT ONE. With respect to the first point of the Order of the Day, the Chairman asked the directors is they had any comments with respect to the draft minutes of the Meeting of the Board of Directors held on March 13, 2001, which had previously been distributed among the members of the Board of Directors and after an exchange of opinions the Board unanimously approved all parts of the aforementioned minutes.

POINT TWO. With respect to the second point of the Order of the Day, Eduardo Valdés Acra, Esq., presented and explained to the Board the Company's consolidated and unconsolidated Statements of Financial Position at April 30, 2001. He explained the main items and the variations thereof, in which he highlighted, in the consolidated statement, current assets of $57,196,462 thousand pesos and total assets of $251,450,730 thousand pesos, liabilities of $144,301,899 thousand pesos and majority shareholders' equity of $22,797,838 thousand pesos. Thereafter he explained the consolidated Statement of Results at April 30, 2001, which showed an annual net result through the end of the period of $2,303,247 thousand pesos. Likewise, the unconsolidated Statement of Financial Position and of results at April 30, 2001 were presented and explained to the Board. In the same manner he presented a report on the Company's shareholdings in Teléfonos de México, S.A. de C.V., as well as in América Móvil, S.A. de C.V., and a pro-forma balance sheet as well as a statement of certain derivative financial transactions.

Likewise, the Directors commented on the different items of the Financial Statements submitted for their consideration including the change in assets thereon, and the net peso and foreign currency debt and, after analysis, the Board unanimously passed the following:

RESOLUTION

"FIRST. The Statement of Financial Position of Carso Global Telecom, S.A. de C.V. and its subsidiaries at April 30, 2001 is approved under the terms presented to the Board, as well as the report in that regard under the terms submitted. Add a copy of such documents to the file of the minutes prepared for this Meeting."

POINT THREE. With respect to the third point of the Order of the Day, the Chairman, with the help of Eduardo Valdés Acra, Esq., presented an operational report for the company and its investments.

Thereafter the subject of the situation of several project was discussed, which were broadly commented on by the Board which ultimately accepted the operational report.

POINT FOUR. With respect to the fourth point of the Order of the Day, Eduardo Valdés Acra, Esq., reported to the Board on the acquisition during the period from March 13 through June 5, 2001, of 16,506,100 additional shares of the company at an average price of $19.99 National Currency, by action pursuant to the Board's resolution taken in its meeting held on March 13, 2001, based on the resolution of the Regular General Meeting of Shareholders held on April 28, 2000. The Board accepted such report.

Likewise, the Chairman proposed that the directors approve the designation of Mr. Daniel Hajj Aboumrad as Director General of the Company.

The Chairman proposed that the directors approve the calling of a Special Meeting of Shareholders of the Company, for the purposes and pursuant to the Order of the Day that he commented on to the Board. The proposal consists in a divestiture from Carso Global Telecom, S.A. de C.V., to create a new company whose corporate objective will be to hold the shares issued by América Móvil, S.A. de C.V. in virtue of diverse commercial regulatory and business considerations, which will allow the holdings of each of the issuers to be clearer and allow an independent financing profile.

As a result of the divestiture, the shareholders of Carso Global Telecom, S.A. de C.V., will receive one share of the new company for each share of Carso Global Telecom, S.A. de C.v. they own, and the respective capital structures of the divesting and divested companies will be predominantly the same, it being projected that both shares will be quoted on the stock market.

Finally, the Chairman stated the reasons why it was a good idea for Carso Global Telecom, S.A. de C.V. to convert 500 million Series "L" shares with limited voting rights issued by Teléfonos de México, S.A. de C.V., into Series "AA" common shares with full voting rights in addition to those executed at the beginning of the year.

Once the Directors accepted the report of Mr. Eduardo Valdés Acra, and after having made the pertinent clarifications, the Board of Directors unanimously adopted the following

RESOLUTIONS

"SECOND. The designation of Mr. Daniel Hajj Aboumrad as Director General of the Company is approved."

"THIRD. A general power of attorney is hereby granted to Mr. Daniel Hajj Aboumrad, with the following authorities for him to execute them jointly or severally:

(1) A GENERAL POWER OF ATTORNEY FOR LITIGATION AND COLLECTIONS, under the terms of paragraph one of Article two thousand five hundred fifty-four of the Federal Civil Code and its related Articles of the respective Civil Codes of all the States of the Mexican Republic, with all the general authorities and also the special ones which pursuant to the Law require a special clause, particularly those stipulated by Article two thousand five hundred eighty-seven of the Federal Civil Code and by its related Articles in the other Civil Codes mentioned, with the sole exception of the authority to make assignments of assets.

By way of example but not taxatively the following among other authorities of the agents are mentioned:

I. To abandon.
II. To settle.
II. To submit to arbitration.
IV. To answer and submit interrogatories.
V. To challenge
VI. To receive payments.
VII. To file complaints and charges in criminal matters and to abandon them and to grant pardons when allowed by Law.
VIII. To file appeals for protection and to abandon them.
IX. To authorize third parties to hear and receive notifications and all types of documents.
X. To grant and revoke all types of powers of attorney.

The agents shall exercise the authorities cited in this power of attorney before private parties and before all types of administrative or judicial authorities, including of a federal or local nature and before Local or Federal Boards of conciliation and Arbitration and Labor Authorities.

(2) GENERAL POWER OF ATTORNEY FOR ACTS OF MANAGEMENT, under the terms of paragraph two of Article two thousand five hundred fifty-four of the Federal Civil Code and its related Articles in the respective Civil Codes of all States of the Mexican Republic, including the authority to grant and revoke all types of powers of attorney.

(3) POWER OF ATTORNEY FOR LITIGATION AND COLLECTIONS AND FOR ACTS OF MANAGEMENT RELATED TO LABOR CONFLICTS AND MATTERS, pursuant to the stipulations of Articles eleven, six hundred ninety-two section two, seven hundred eighty-six, eight hundred seventy-six and other related articles of the Federal Labor Law, and under the terms of the first two paragraphs of Article two thousand five hundred fifty-four of the Federal Civil Code and its related Articles of the respective Civil Codes of all the States of the Mexican Republic, with such special authorities as under the Law require a special clause contained in Article two thousand five hundred eighty-seven of the same Code and its related Articles of the other aforementioned Civil Codes, with the sole exception of the authority to make assignments of assets, expressly including such as by way of example and not taxatively are cited below, such as to abandon, settle, agree to arbitration, challenge, answer and make interrogatories, receive payments, grant receipts and cancellations, file appeals for protection and abandon them, file petitions, accusations and complaints, authorize third parties to hear and receive notifications and all types of documents, grant and revoke all types of powers of attorney and, in general, exercise their authorities and take al types of actions against all types of natural and legal persons and before all types of judicial and administrative authorities, whether under the general or federal jurisdiction, and especially before Local and Federal Boards of Conciliation and Arbitration.
The agents

may especially appear before all labor authorities, in order to take all the steps and perform all procedures required to resolve the constituent's labor conflicts and matters, for which the agents shall appear in the capacity as Representatives thereof, under the terms of Article eleven of the Federal Labor Law, which is transcribed below: The directors, administrators, managers and other persons who exercise management or administrative functions in the company or establishment, shall be deemed the employer's representative and as such they bind it in its relations with employees." In exercise of the power of attorney the agents may participate by representing the constituent in the conciliation phase to which it is called by Boards of Conciliation and Boards of Conciliation and Arbitration, with all the authorities and the right to decide on and sign the agreements required to resolve labor conflicts in the conciliation phase. They may also appear in all other phases of labor proceedings.

(5) A General Power of Attorney to accept, grant, negotiate, issue, endorse and in any other manner sign credit instruments, under the terms of Article nine and other related articles of the General Credit Instruments and Transactions Law; and

(6) Replace or delegate in whole or part the powers of attorney granted in points (1), (2), (3), (4) and (5) and grant general and special powers of attorney under such terms and with such authorities as they deem necessary or convenient, with the agents always and in any case having the authority to restrict the use of the present powers of attorney, and they shall also have the authority to revoke the substitutions which they grant or which have been granted by any other of the Company's bodies or agents.

"FOURTH. The Order of the Day is approved, as proposed for the purposes of the Company's holding a Special General Meeting of Shareholders to effect the divestiture from Carso Global Telecom, S.A. de C.V., pursuant to the following

ORDER OF THE DAY

*I.* *Submission and, if appropriate, approval of a proposal to execute a divestiture from Carso Global Telecom, S.A. de C.V., as divesting company, which would not be extinguished, based on and under the terms of Article 228 sub of the General Commercial Companies Law, from which a newly created divested company. Resolutions in this regard.*

*II.* *If appropriate, a modification of Clause Sixth of the Corporate Bylaws, fundamentally to adjust its text to the share capital and shares which would represent it after the divestiture of the Company, and others, including a full modification to adjust them to the decree that amends the Securities Market Law published in the Official Bulletin of the Federation on June 1, 2001. Resolutions in this regard.*

*III. Designation of delegates to formalize and execute the resolutions of the Meeting. Resolutions in this regard.*

"FIFTH. Approval is granted to submit for the consideration of the Special General Meeting of Shareholders, representing the Board of Directors, the respective proposals for the divestiture from Carso Global Telecom, S.A. de C.V., and the corresponding reform of Clause Sixth of the corporate bylaws; all of which under the terms which in this regard were stated to the Board itself in the present meeting; and approval is also granted to propose adopting all such resolutions as are derived or are related to the matters which shall be dealt with in the Meeting."

"SIXTH. The Company is authorized, through such delegates as are named in the present meeting and/or the agents thereof with sufficient authorities therefor, to proceed with the performance of all acts and procedures and to sign such documents as are required or convenient with respect to the matters dealt with in the present point of the Order of the Day."

"SEVENTH. Authorization is hereafter granted, for all the appropriate effects, notifications of background to be signed by the Chairman or the Secretary or the Vice Chairman of the Board of Directors, indistinctly, to whom the broadest authorities required to that end are granted, and for them to be published in one or more of the wide-circulation newspapers in Mexico City, F.D., under the terms of the sample of such notification which is added to the file containing these minutes."

"EIGHTH. The conversion of 500 million of Series "L" shares with limited voting rights issued by Teléfonos de México, S.A. de C.V., into common Series "AA" shares with full voting rights, is ordered.

"NINTH. Messrs. Carlos Slim Helú, Eduardo Valdés Acra and Rafael Robles Miaja are authorized to perform any action required to proceed with the conversion of the shares cited in Resolution Eighth, above."

"TENTH. The Chairman and Secretary of this meeting are named delegates of this Meeting of the Board of Directors so that, if necessary or convenient, any of them may execute the resolutions of this Meeting; appear before a Notary Public of their choice to certify the present minutes in whole or in part; and the Secretary is authorized to issue certified copies of all or any parts of the minutes of the meeting."

In virtue of the fact that the Directors stated that the had no other matters to deal with, the Meeting was adjourned at 18:30 hours. Signed by the Chairman and the Secretary, as well as the

Shareholders' Representatives in attendance, pursuant to the stipulations of the last paragraph of Article Twenty-Eighth of the corporate bylaws, for all pertinent effects.

Chairman

Secretary

Mr. Carlos Slim Helú

Rafael Robles Miaja, Esq.

Shareholders' Representative

Alternate Shareholders' Representative

Alberto Tiburcio Celorio, C.P.A.

Fernando Espinosa López , C.P.A.

## CARSO GLOBAL TELECOM, S.A. DE C.V.

## NOTIFICATION
## SPECIAL GENERAL MEETING OF SHAREHOLDERS

By resolution of the Board of Directors, adopted in its meeting of June 5, 2001, the shareholders of Carso Global Telecom, S.A. de C.V. are called to a Special Meeting of Shareholders which shall be held on Friday, November 30, 2001 at 1:00 p.m., in the building located at Av. Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, Mexico 11000, Federal District, to deal with the matters contained in the following:

### ORDER OF THE DAY

I. Submission and, if appropriate, approval of a proposal to execute a divestiture from Carso Global Telecom, S.A. de C.V., as divesting company, which would not be extinguished, based on the terms of Article 228 sub of the Commercial Companies Law, from which a newly created divested company would result to which would be transferred fundamentally all the shares issued by América Móvil, S.A. de C.V. belonging to the divesting company, among other assets, liabilities and capital determined by the meeting and approval of the divestiture bases, stock transactions related to the exchange and all other acts, financial statements and elements which are required or convenient therefor.. Resolutions in this regard.

II. If appropriate, a modification of Clause Sixth of the Corporate Bylaws, fundamentally to adjust its text to the share capital and shares which would represent it after the divestiture of the Company; and other articles of the corporate bylaws, including a full modification to adjust them to the modification of the Stock Market Law published in the Official Bulletin of the Federation on June 1, 2001. Resolutions in this regard.

III. Designation of delegates to formalize and execute the resolutions of the Meeting. Resolutions in this regard.

Shareholders, to have a right to attend the Meeting, shall deposit, no later than the business day prior to the day the Meeting is held, the shares or certificates or deposit receipts issued by a national or foreign bank or by S.D. Indeval, S.A de C.V., Institución para el Depósito de Valores, as well as comply with the other appropriate legal and tax requirements, in the Company's offices located at Insurgentes Sur No. 3500, 1st floor, Colonia Peña Pobre, Mexico 14060, Federal District (Telephone 5325-0505, Ext. 0309, 0946). Against delivery of the documents and performance of the aforementioned requirements, shareholders shall be issued their admission ticket, recorded in the Shareholders Registry, which they shall hand in to attend the Meeting. Brokers and other depositors in S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, are reminded that to collect the aforementioned admission ticket they must present, if applicable, a list which contains the name, address, nationality and number of shares of the shareholders they represent.

From the day this Notification is published, the information and documents related to each of the points established in the order of the day are immediately available to shareholders free of charge, at the offices of the Secretary of the Board of Directors located at Blvd. Manuel Ávila Camacho No. 24, 7th Floor, Lomas de Chapultepec, 11000 Mexico, Federal District, Telephone 5540-9225 (hours from 10:00 a.m. to 6:00 p.m. on business days). The report related to the proposed divestiture is also available to them on the website of Bolsa Mexicana de Valores, S.A. de C.V. (www.bmv.com.mx).

Shareholders may be represented by an authorized proxy with a proxy letter under the terms of Article Eighteenth of the company's corporate bylaws. Persons who attend in behalf of shareholders may prove their agency through a power of attorney executed on the forms prepared by the issuer, which are available to stock brokers who can prove they represent shareholders of the issuer, both at the address indicated in the immediately preceding paragraph and at Insurgentes Sur No. 3500, 1st Floor, Colonia Peña Pobre, Mexico 14060, Federal District (Telephone 5325-0505, Ext. 0309, 0946), within the time frame indicated by Article 173 of the General Commercial Companies Law.

Rafael Robles Miaja

Secretary and Delegate of the Board of Directors

CARSO GLOBAL TELECOM, S.A. DE C.V.
NOTIFICATION OF DIVESTITURE

The special general meeting of shareholders of Carso Global Telecom, S.A. de C.V., held on November 30, 2001, approved, based on Article 228 Sub of the General Commercial Companies Law, a divestiture from Carso Global Telecom, S.A. de C.V., as the divesting company which, without being extinguished, will contribute *en bloc* a portion of its assets, liabilities and share capital to a new spun off company which shall result from the divestiture, which shall be called América Telecom, S.A. de C.V. The divestiture shall take place pursuant to the following stipulations.

I. The divestiture shall take place using as a basis the audited financial statements of Carso Global Telecom, S.A. de C.V. at December 31, 2000, as well as the pro-forma balance sheet prepared for the purposes of the divestiture at September 30, 2001 and their attached notes which form an integral part thereof, which include the effects of the divestiture. The following is a summary of the pro-forma balance sheet: (i) Figures for Carso Global Telecom, S.A. de C.V. at September 30, 2001 (amounts in thousands of pesos): Assets $254,608,667 National Currency; Liabilities $153,440,186 National Currency and Shareholders' Equity $101,168,481 National Currency; (ii) Figures for Carso Global Telecom, S.A. de C.V. at September 30, 2001, which include the divestiture: (amounts in thousands of pesos) Assets $161,214,120 National Currency; Liabilities $117,653,072 National Currency, and Shareholders' Equity $43,561,048 National Currency; and (iii) Figures for América Telecom, S.A. de C.V., assuming that the divestiture were to take place on September 30, 2001: (amounts in thousands of pesos) Assets $93,394,547 National Currency; Liabilities $37,787,114 National Currency, and Shareholders' Equity $57,607,433 National Currency. The pro-forma balance sheet figures will be updated and adjusted, as the case may be, to the amounts which are effectively shown on the date when the divestiture takes place.

II. As a result of the divestiture, part of the assets, liabilities and capital of Carso Global Telecom, S.A. de C.V., in its capacity as divesting company, will be contributed *en bloc* to America Telecom, S.A. de C.V., in the manner and under the terms which are indicated below: (i) Part of the assets in an approximate amount of (thousands of pesos) $93,394,547 National Currency, assuming that the divestiture were to take place on September 30, 2001. To this end ownership and everything which in fact and by law corresponds to the shares belonging to Carso Global Telecom, S.A. de C.V., representing the Series "A," "AA" and "L" share capital of América Móvil, S.A. de C.V., shall be transferred to that divested company; (ii) Two derivative financial transactions with respect to the shares representing the share capital of América Móvil, S.A. de C.V., in an approximate amount of $120 million dollars, entered into with The Chase Manhattan Bank and with Morgan Guaranty Trust Company of New York, both in the month of October 2001; (iii) Part of the shareholders' equity in the approximate amount of (thousands of pesos) $57,607,433 National Currency, corresponding to the paid-in share capital, monetary correction of the paid-in share capital, retained earnings and other shareholders' equity-related items; (iv) All the rights and obligations derived from the Joint Venture Agreement entered into by and between Carso Global Telecom, S.A. de C.V. and SBC International, Inc., dated March 13, 2001, with respect to the investment in América Móvil, S.A. de C.V.; (v) The rights derived from the Irrevocable Trust Contract entered into by Banco Internacional, S.A., Trust Department as Settlor, Banco Inbursa, S.A., Institución de Banca Múltiple, Inbursa Financial Group, Trust Division as Trustee and SBC International, Inc. as Trust Beneficiary; (vi) Part of the assets corresponding to the ownership and everything which in fact and by law belongs to the shares representing the share capital of América Móvil, S.A de C.V. which, once the effects of the merger of Carso Global Telecom, S.A. de C.V. as the merging company and Banesci 2000, S.A. de C.V. and Inveresci 2000, S.A. de C.V., as merged companies, which are owned by Carso Global Telecom, S.A. de C.V. on the date of the divestiture meeting of shareholders takes effect, those shares corresponding to Series "L" and representing a total of 114,887,000 shares, which amount shall be adjusted to the total amount of shares of América Móvil, S.A. de C.V. at the time the aforementioned merger takes place; (vii) the rights and obligations derived from the Services Contract entered into by and between América Móvil, S.A. de C.V. and Carso Global Telecom, S.A. de C.V.; (viii) the debt instruments ("Notes") issued by Telecom Américas Investments Ltd. and guaranteed by Bell Canada International Inc., belonging to Carso Global Telecom, S.A. de C.V., with an approximate face value of $92.7 million dollars; (ix) all the shares belonging to Carso Global Telecom, S.A. de C.V., representing the share capital of Corporativo Empresarial de Comunicaciones, S.A. de C.V., free of all obligations or liabilities, with everything which in fact and by law belongs to them; and (x) any other asset not mentioned which belongs to or is derived from América Móvil, S.A. de C.V. on the date the divestiture takes full effect, all in accordance with what in fact or by law belongs to it. The asset, liability and shareholders' investment figures which are transferred to the divested company, shall be corrected and adjusted, as the case may be, to the amounts which are effectively shown on the date when the corresponding transfer takes place.

III. Carso Global Telecom, S.A. de C.V. shall continue to operate under its current name, purpose and regulatory framework, by including in its corporate bylaws such amendments to Clause Sixth as are approved by the meeting of

shareholders. When the *en bloc* contribution which the divesting company shall make to the divested company as a result of the divestiture takes place, the amount of Carso Global Telecom, S.A. de C.V.'s share capital shall be $1,329,086,580.95 National Currency, which shall correspond entirely to the minimum fixed capital without a right of withdrawal; whereas the minimum fixed capital with which América Telecom, S.A. de C.V. shall be established shall be $1,012,916,204.86 National Currency and shall be represented by 3,950,015,728 Series "A-1" common ordinary registered shares with no par value; and when established there shall be in the Treasury of the divested company, for re-placement thereof under the terms of Article 14 Sub 3 of the Stock Market Law and for such other purposes as determined by the Board of Directors of such company, a total of 177,811,077 of such Series "A-1" shares.

IV. The draft corporate bylaws which shall govern América Telecom, S.A. de C.V. is that which was attached to the appendix of the minutes of the meeting of shareholders to form part thereof.

V. As a result of the divestiture, each of the shareholders of the divesting company shall initially have a proportion of the share capital of the divested company, equal to that of which the divesting company is owner. For which reason shareholders shall in the end have a right to receive in exchange, for each share of the divesting company of which they are owners: a) one Series "A-1" share fully paid in, corresponding to the share capital which Carso Global Telecom, S.A. de C.V. will have when the divestiture takes place; and b) one Series "A-1" share fully paid in, corresponding to the share capital of América Telecom, S.A. de C.V.

VI. The divestiture resolution shall be certified by a notary public and recorded in the Public Commercial Registry. Likewise it shall be published in the Official Bulletin of the Federation and in at least one of the wide circulation newspapers of the domicile of the divesting company.

VII. The divestiture shall take effect for the divesting company and the divested company, and for their respective shareholders, as well as for such accounting and tax purposes as are applicable, from the date on which the certificate of incorporation of the divested company is executed before a notary public, whereas pursuant to the stipulations in this regard of Article 228 Sub of the General Commercial Companies Law, the divestiture shall take full effect for third parties once the 45 calendar day period stipulated by that Article has elapsed, without any objections of those indicated by that same stipulation having been filed and, in the latter case, the corresponding effects shall be retroactive to the date of the certificate of incorporation of the divested company. Once the requirements have been met and the time frame cited in the preceding paragraph has elapsed, the divestiture shall take full force and effect.

VIII. The divested company shall be the universal cause holder of the respective estate which the divesting company shall contribute to it *en bloc* in the manner, under the time frames and mechanisms indicated. The divested company shall exclusively assume the obligations which are transferred to it in virtue of the divestiture. If the divested company breaches any of the obligations assumed by it in virtue of the divestiture, the stipulations of paragraph d) of Article 228 Sub of the Commercial Companies Law shall be followed to the extent applicable. The divested company shall be subrogated in all the rights and obligations derived from the actions, contracts and transactions to which the divesting company is a party, related to the portion of the estate it acquires, assuming all the liabilities for which the divesting company is responsible in that regard.

The complete text of the divestiture resolution shall be available to partners and creditors at the registered address of Carso Global Telecom, S.A. de C.V., at Insurgentes Sur No. 3500, 1st Floor, Colonia Peña Pobre, Mexico 14060, Federal District, for a period of forty-five calendar days calculated from the date the registration and publication in reference are made.

The present notification is published for the purposes of Article 228 Sub of the Commercial Companies Law.

Mexico, Federal District on November 30, 2001

Rafael Robles Miaja
Delegate of the Meeting of Shareholders

NATIONAL BANKING AND SECURITIES COMMISSION
Insurgentes Sur No. 1971
South Tower, 10th Floor
Col. Guadalupe Inn.
01020 Mexico, Federal District

NATIONAL SECURITIES REGISTRY
Insurgentes Sur No. 1971
South Tower, 7th Floor
Col. Guadalupe Inn.
01020 Mexico, Federal District

Re: Updated Registration Carso Global Telecom, S.A. de C.V. and Registration of América Telecom, S.A. de C.V.

We, Alejandro Escoto Cano, in behalf and in representation of Carso Global Telecom, S.A. de C.V. ("Telecom"), which agency I prove with a copy of Document No. 111,115 dated November 30, 1998, executed before the authority of Luis Felipe del Valle Prieto Ortega, Esq., Notary Public No. 20 of the Federal District, a copy of which is attached to the present writing as Appendix "A", and Eduardo Valdés Acra, in behalf and in representation of América Telecom, S.A. de C.V. ("América Telecom"), which agency I prove with a copy of Document No. 108,937 dated December 5, 2001, executed before the authority of Ignacio Soto Borja y Anda, Esq., Notary Public No. 129 of the Federal District, a copy of which is attached to the present writing as Appendix "B", both indicating as a domicile to receive notifications that located at Torre del Bosque, Blvd. Manuel Ávila Camacho No. 24 – 7th Floor, Lomas de Chapultepec, 11000 Mexico, F.D., telephone number 5540-9200, fax 5540-92023 and indistinctly authorizing for the foregoing purposes and to perform all types of procedures, including the possibility of providing basic or additional information to the Honorable Commission and signing such writings and documents as are submitted to the Honorable Commission, Messrs. Rafael Robles Miaja, Christian Lippert Helguera, Arturo Perdomo Jiménez, Alejandro de la Borbolla Ordoñana, Armando Rivera Jacobo as well as Messrs. Luis Gerardo Ramírez Villela, Eduardo García Travesí López de Lara, Diego Covarrubias Patiño, Fernando Pino Marín, Alejandro González Lazzeri, Rodrigo Rivera Santamarina, Alejandro Lara Domínguez, Diego Valdés Abuadili and José Patlán Lozano, respectfully state to you:

By resolution of the Special General Meeting of Shareholders held on November 30, 2001, a copy of the document in which the minutes thereof were certified is attached to the present writing as Appendix "C", it agreed, among other matters, to divest from Telecom as the divesting company which, without

being extinguished contributed *en bloc* part of its assets, liabilities and capital to a new divested company which resulted from the divestiture and is called América Telecom, S.A. de C.V.; for which the Commission and the National Securities Registry are asked to update the registration of Telecom's stock in the Securities section of such Registry, as well as the registration of América Telecom's in the Securities section of such Registry all pursuant to the following:

1. Divestiture. The divestiture was effected taking as a basis the Telecom's audited financial statements at December 31, 2000, the Balance Sheet at September 30, 2001, as well as the Pro-Forma Balance Sheet at September 30, 2001 which included the effects of the divestiture, and América Telecom's Pro-Forma Balance Sheet at September 30, 2001. The summary of the consolidated statements and balance sheets in reference is as follows:

   (i) Figures for Carso Global Telecom, S.A. de C.V., at September 30, 2001 (amounts in thousands of pesos): Assets $254,608,667 National Currency; Liabilities $153,440,186 National Currency; and Shareholders' Equity $101,168,481 National Currency;

   (ii) Figures for Carso Global Telecom, S.A. de C.V., at September 30, 2001, including the divestiture: (amounts in thousands of pesos) Assets $161,214,120 National Currency; Liabilities $117,653,072 National Currency; and Shareholders' Equity $43,561,048 National Currency; and

   (iii) Figures for América Telecom, S.A. de C.V., assuming that the divestiture had occurred on September 30, 2001: (amounts in thousands of pesos) Assets $93,394,547 National Currency; Liabilities $35,787,114 National Currency; and Shareholders' Equity $57,607,433 National Currency.

2. Effects and Transfers. As a result of the divestiture, part of the assets, liabilities and capital of Telecom, in its capacity as divesting company, were contributed *en bloc* to América Telecom, in the manner and under the terms indicated below:

   (i) Part of the consolidated assets in an approximate amount of (thousands of pesos) $93,394,547 National Currency, assuming that the divestiture had occurred on September 30, 2001. To this end

ownership of the shares belonging to Telecom, representing the series "A," "AA" and "L" share capital of América Móvil, S.A. de C.V. and everything which in fact and by law corresponds to them, which on the date of the meeting represented a total of 3,987,523,400 shares, which amount will be adjusted to the total number of shares of América Móvil, S.A. de C.V. belonging to Telecom at the time the divestiture took place, were transmitted to such divested company.

(ii) Two derivative financial transactions with respect to the shares representing the share capital of América Móvil, S.A. de C.V., in an approximate amount of $120 million dollars, entered into with *The Chase Manhattan Bank* and with *Morgan Guaranty Trust Company of New York*, both in the month of October 2001.

(iii) Part of the consolidated shareholders' equity in the approximate amount of (thousands of pesos) $57,607,433 National Currency, corresponding to the paid-in share capital, monetary correction of the paid-in share capital, retained earnings and other shareholders' equity-related items.

(iv) All the rights and obligations derived from the *Joint Venture Agreement* entered into by and between Telecom and SBC International, Inc., dated March 13, 2001, with respect to the investment in América Móvil, S.A. de C.V.

(v) The rights derived from the Irrevocable Trust Contract entered into by Banco Internacional, S.A., Trust Department as Settlor, Banco Inbursa, S.A., Institución de Banca Múltiple, Inbursa Financial Group, Trust Division as Trustee and SBC International, Inc. as Trust Beneficiary.

(vi) Part of the assets corresponding to the ownership and everything which in fact and by law belongs to the shares representing the share capital of América Móvil, S.A. de C.V. which, once the effects of the merger of Telecom as the merging company and Banesci 2000, S.A. de C.V. and Inveresci 2000, S.A. de C.V., as merged companies, which are owned by Telecom. On the date of the meeting those shares corresponded to Series "L" and represented a total of 114,887,000 shares, which amount shall be adjusted to the

total amount of shares of América Móvil, S.A. de C.V. at the time the aforementioned merger takes place. In virtue of the foregoing, the divested company the right to receive the stock representing the share capital of América Móvil, S.A. de C.V., described above, was divested and contributed to the divested company.

(vii) The rights and obligations derived from the Services Contract entered into by and between América Móvil, S.A. de C.V. and Telecom.

(viii) The debt instruments ("Notes") issued by Telecom Américas Investments Ltd. and guaranteed by Bell Canada International Inc., belonging to Telecom, with an approximate face value of $92.7 million dollars.

(ix) All the shares belonging to Telecom, representing the share capital of Corporativo Empresarial de Comunicaciones, S.A. de C.V., free of all obligations or liabilities, with everything which in fact and by law belongs to them.

(x) Any other asset not mentioned which belongs to or is derived from América Móvil, S.A. de C.V. on the date the divestiture takes full effect, all in accordance with what in fact or by law belongs to it.

3. Interest in the Capital. As a result of the divestiture, each of the shareholders of the divesting company shall initially have a right to a proportion of the share capital of the divested company, equal to that which they own in the divesting company.

4. Securities. The securities in circulation, representing the paid-in share capital of Telecom, shall be exchange for provisional certificates or share certificates which if appropriate and at the appropriate time the divesting company and divested company may issue to represent the shares comprising their respective share capitals resulting from the divestiture; unless Telecom's Board of Directors decides that the shares representing the divested company's share capital shall be delivered to shareholders of the divesting company against the first coupon of their order which is available to that end, of the securities in circulation

representing Telecom's share capital. The delivery of the corresponding shares shall be made once the full effects of the divestiture take place, from the date and under the terms which are reported to shareholders through notification to be published timely in one or several wide-circulation newspapers in Mexico City, F.D.

Those shares which Telecom acquires pursuant to the stipulations of Section I of Article 14 Sub 3 of the Securities Market Law, shall not have a right to receive any share whatsoever as a result of the divestiture and the divested company shall not issue any share whatsoever, which shall be kept in the treasury to be used as determined by the Board of Directors. As a result, no account receivable, liability or any debt whatsoever shall be recorded between Telecom and the divested company in virtue of such repurchase, and the accounts cited in Section I of Article 14 Sub 4 of the Securities Market Law shall be adjusted.

5. Modification of Telecom's Bylaws: In Telecom's meeting of shareholders of November 30, 2001, the first paragraph of Clause Sixth of Telecom's corporate bylaws were also amended in order to document in the text thereof the amount of share capital that resulted from the merger and divestiture approved by the meeting and the new share totals for Series A-1. In this regard, such Article reads as follows:

> *The Company's share capital is variable. The fixed minimum part of the share capital without a right of withdrawal is $1,329,086,580.95 (one billion three hundred twenty-nine million eighty-six thousand five hundred eighty pesos and 95/100 National Currency), represented by 3,950,015,728 (three billion nine hundred fifty million fifteen thousand seven hundred twenty-eight) common, ordinary shares with full voting rights, without par value, fully subscribed and paid in, which correspond to Series "A-1" representing the minimum fixed part of the share capital. The variable part of the share capital shall be represented by registered shares without par value, which shall correspond to Series "A-2" of the shares representing the variable part of the share capital, with such characteristics as are determined by the General Meeting of Shareholders which orders the issuance thereof.*

Likewise, a full modification of Telecom's corporate bylaws was agreed, to be written at a later time under the terms that are found in the minutes of Telecom's Meeting of Shareholders, which are attached hereto as Appendix "C".

6. América Telecom. As was mentioned, América Telecom was established in virtue of the Telecom Meeting of Shareholders that approved the divestiture. In this regard, attached

hereto as Appendix "D" is a copy of the certified document which contains the establishment of América Telecom. Furthermore, and as occurred with Telecom, it is expected that the Series A-1 shares representing América Telecom's share capital will be registered in the Securities and Special Sections of the National Securities Registry, which are offered for sale through Bolsa Mexicana de Valores, S.A. de C.V. Likewise, there is a plan to issue the securities called *American Depositary Receipts* ("ADR's") in the United States of America, which shall represent two Series A-1 shares of América Telecom's share capital, which shall be traded in such country under the terms of Rule 144 A.

7. Informational Brochure. Under the terms stipulated in Article 14 Sub 1 of the Securities Market Law, attached hereto as Appendix "E" is a copy of América Telecom's draft informational brochure.

8. Legal Opinion. Under the terms stipulated in Section I b) of Article 14 of the Securities Market Law, attached hereto as Appendix "F" is the independent legal opinion regarding the legal existence of América Telecom, the authorities of its agents and the validity of the issuance of its stock.

9. Favorable Opinion from Bolsa Mexicana de Valores, S.A. de C.V. Under the terms of the stipulations of Section I d) of Article 14 of the Securities Market Law, there is a plan to obtain in the near future a favorable opinion from Bolsa Mexicana de Valores, S.A. de C.V., with respect to the registration of América Telecom's stock on its list.

10. Statement of Information. Attached hereto as Appendix "G" is a copy of the document called the "Statement of Information," which was distributed to Telecom's shareholders, and which was submitted to the Honorable Commission at the appropriate time. Such document describes the steps to follow and the characteristics of the divestiture and is available on the Internet at Bolsa Mexicana de Valores, S.A. de C.V.'s website, www.bmv.com.mx.

******

In virtue of the aforesaid we humbly and respectfully request the HONORABLE NATIONAL BANKING AND SECURITIES COMMISSION and the NATIONAL SECURITIES REGISTRY:

FIRST. To accept as appearing Carso Global Telecom, S.A. de C.V. under the terms of this writing, and as authorized the persons indicated herein.

SECOND. To update the registration of Carso Global Telecom, S.A. de C.V. in the Securities Section and the Special Section of the National Securities Registry, in order to reflect the changes in capitalization and other modifications in virtue of the divestiture, cited in this document under the terms of the stipulations of Articles 18 and 19 of the Organization Rules of the National Securities Registry.

THIRD. To authorize the registration, in the Securities Section and the Special Section of the National Securities Registry, of the shares representing the share capital of América Telecom, S.A. de C.V., as well as to grant those shares authorization to be traded on the stock market.

FOURTH. To authorize Article Thirteenth of the corporate bylaws of Carso Global Telecom, S.A. de C.V. and of América Telecom, S.A. de C.V., for all the proposes of the stipulations of Section VII of Article 14 Sub 3 of the Securities Market Law.

We state assurances of our kind consideration and respect.

Mexico, Federal District, on December 10, 2001

Carso Global Telecom, S.A. de C.V.

Alejandro Escoto Cano

América Telecom, S.A. de C.v.

Eduardo Valdés Acra

cc: Mauricio Basila Lago, Esq.
Director General of Issuers

José Antonio Bahena, Esq.
Director General of Orders, Authorizations and Enquiries

Bolsa Mexicana de Valores, S.A. de C.V.

S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores